Filed by CP&L Energy, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: Florida Progress Corporation
                                                   Commission File No. 333-40836

On August 22, 2000, CP&L Energy, Inc. issued the following press release.
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[CP&L LOGO]                                                      [LOGO]
-------------                                                    FLORIDA
Carolina Power & Light                                          PROGRESS
                                                              CORPORATION


MEDIA CONTACTS                                     INVESTOR CONTACTS
KEITH POSTON,                                      BOB DRENNAN,
CP&L Energy                                        CP&L Energy
919/546-6189                                       919/546-7474

MELANIE FORBRICK,                                  GREG BEURIS,
Florida Progress Corporation                       Florida Progress Corporation
727/820-5023                                       727/820-5734


   North Carolina Utilities Commission Approves CP&L's Acquisition of Florida
                                    Progress

RALEIGH, N.C. (August 22, 2000) - The North Carolina Utilities Commission (NCUC) today issued an order approving CP&L Energy's (CP&L) [NYSE: CPL] pending acquisition of Florida Progress Corporation (FPC) [NYSE: FPC]. The Securities and Exchange Commission (SEC) regulatory approval is needed to complete the acquisition, which is expected to close in the fall.

As part of the approval order, CP&L will provide a total of $29.5 million in rate reductions for its N.C. customers. The reductions include rate cuts totaling $19.5 million over the time period 2002-2005 and a one-time reduction of $10 million in fuel costs to settle the 2000 fuel case. In addition, the NCUC included a series of conditions designed to protect N.C. customers from any adverse effects of this proposed combination.

"The combination of CP&L and Florida Progress will benefit both customers and shareholders," said CP&L Chairman, President and CEO William Cavanaugh. "We're building a stronger company with a growing customer base and a more diverse and balanced portfolio of generation assets. The new CP&L will be a leader in providing reliable, competitively priced energy in the fast growing Southeast market."

"We are one step away from completing this combination on schedule this fall," said Richard Korpan, chairman, president and CEO of Florida Progress. "The new company will have the scale and resources to successfully compete in the changing energy industry."

The combination will create one of the nation's 10 largest energy companies based on a generating capacity of more than 19,000 megawatts. The new company will have a powerful presence in the Southeastern electric and natural gas markets with more than 2.8 million customers.

About Florida Progress
Florida Progress is a FORTUNE 500 diversified electric utility holding company based in St. Petersburg, Florida. Its principal subsidiary is Florida Power, one of the nation's leading electric utilities committed to serving its 1.4 million customers in Florida with competitively priced energy, excellent reliability, and outstanding customer service. Diversified operations include rail services,
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marine operations, and coal mining and synthetic fuel production. Additional information about Florida Progress can be found at http://www.fpc.com.

About CP&L Energy
Headquartered in Raleigh, N.C., CP&L Energy, through its subsidiary Carolina Power & Light, provides electricity and energy services to 1.2 million customers in North Carolina and South Carolina and provides natural gas distribution and service, through its wholly owned subsidiary North Carolina Natural Gas (NCNG), to about 178,000 customers in eastern and southern North Carolina. The company owns and operates a system of 18 power plants in the Carolinas and Georgia. CP&L Energy's non-regulated operations include fiber optic assets and statusgo.com, two Internet-related services businesses, and Strategic Resource Solutions
(SRS), an integrated facility and energy management solutions company. Additional information on CP&L can be found at http://www.cplc.com.

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Exchange Act of 1934. The forward-looking statements are subject to various risks and uncertainties. Discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations may include factors that are beyond the company's ability to control or estimate precisely. Factors include, but are not limited to, actions in the financial markets, actions of regulatory agencies, weather conditions, economic conditions in the company's service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the company's SEC reports.

                                      # # #


                         [End of text of press release]

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In connection with the share exchange between CP&L Energy and Florida Progress,
CP&L Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 and Florida Progress has filed with the SEC a definitive proxy statement each of which contains the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress. The definitive joint proxy statement/prospectus was first mailed on or about July 11, 2000 to shareholders of CP&L Energy and Florida Progress. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by CP&L Energy and Carolina Power & Light Company with the SEC can be obtained by contacting CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P. O. Box 14042 (CX1H), St. Petersburg, Florida 33733, telephone:
(800) 937-2640. Read the definitive joint proxy statement/prospectus carefully before making a decision concerning the share exchange.